Exhibit 99.1

ARIS MINING ANNOUNCES APPOINTMENT OF TWO INDEPENDENT DIRECTORS

Vancouver, Canada, February 14, 2024 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces the appointment of Gonzalo Hernández Jiménez and Germán Arce Zapata as independent directors effective today. Mr. Hernández has been appointed to the Audit Committee and Sustainability Committee, and Mr. Arce has been appointed to the Compensation Committee.

The two appointments follow the unexpected passing of Mr. Hernan Martinez in late 2023, a Director of the Company and its predecessors since 2011. Mr. Martinez will be dearly missed.

Ian Telfer, Chair of Aris Mining, commented “I am pleased to welcome Gonzalo and Germán to Aris Mining’s Board. Both Gonzalo and Germán have significant knowledge of the Colombian business and political landscape which will serve the Company well as we execute on our projects and initiatives in-country.”

About Gonzalo Hernández Jiménez

Mr. Hernández holds a Ph.D. in Economics from the University of Massachusetts-Amherst, is an Economist from the Universidad Javeriana, and currently is a Professor of its Department of Economics. Mr. Hernández is a director of Ecopetrol, Colombia’s largest and primary oil and gas company. He is also a director of Financiera de Desarrollo Nacional (FDN), a Colombian development bank specializing in infrastructure.

Mr. Hernández has held the position of Technical Vice Minister of Finance and Public Credit. He was also a member of the Board of Directors of Bicentenario S.A.S., and the Administrator of Resources of the General System of Social Security in Health (ADRES). He has held the positions of chair of the Department of Economics and research director at Universidad Javeriana.

About Germán Arce Zapata

Mr. Arce is the President of the Trust Association and former President of the National Trade Council of Colombia. Mr. Arce holds an M.Sc. in International Securities, Investment and Banking from the University of Reading in the United Kingdom and a B.A. in Economics from the Universidad del Valle.

Mr. Arce has also held the following prominent positions within the Colombian government and regulatory bodies:

•	Minister of Colombia’s Mines and Energy (2016-2018)
•	Manager of the National Adaptation Fund (2014-2016) - a fund controlled by the Colombian Ministry of Finance to manage climate change impacts
•	President of Colombia’s National Hydrocarbons Agency (2013)
•	Colombian Vice Minister of Finance (2011-2013)
•	Colombian General Director of Public Credit (2010-2011)

Additionally, Mr. Arce has been a member of the Board of Directors of the Colombian National Hydrocarbons Agency (ANH), National Mining Agency (ANM), National Infrastructure Agency, Mining and Energy Planning Unit, and Colombian Geological Service. He was also the president of the Energy and Gas Regulatory Commission. Previous to his public sector roles, Mr. Arce spent 18 years working in the financial markets and investment banking industries.

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About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with expansions underway in Colombia. The Segovia Operations and Marmato Upper Mine, known for their high-grade deposits, produced 226,000 ounces of gold in 2023. With ongoing expansion projects, Segovia and Marmato are targeting to produce 500,000 ounces of gold in 2026. Aris Mining also operates the Proyecto Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

For further information, contact:

Tyron Breytenbach Senior Vice President, Capital Markets +1.416.399.2739 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations + 1.604.417.2574

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